UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 5)

Alliqua, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

019621101
(CUSIP Number)

Richard Rosenblum
c/o Harborview Advisors LLC
850 Third Avenue, Suite 1801
New York, NY 10022
(646) 218-1400
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 019621101

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 15,727,3941
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,727,3941
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,727,3941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0%
14	TYPE OF REPORTING PERSON PN

1 Consists of (i) 14,227,394 shares of Common Stock held by Harborview Value Master Fund, L.P. and (ii) 1,500,000 shares of Common Stock issuable upon the exercise of warrants held by Harborview Value Master Fund, L.P.

CUSIP NO. 019621101

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 15,727,3941
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,727,3941
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,727,3941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0%
14	TYPE OF REPORTING PERSON CO

1 Consists of (i) 14,227,394 shares of Common Stock held by Harborview Value Master Fund, L.P. and (ii) 1,500,000 shares of Common Stock issuable upon the exercise of warrants held by Harborview Value Master Fund, L.P.

CUSIP NO. 019621101

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harborview Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 310,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 310,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.01%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 019621101

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Rosenblum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 26,324,5251
	8	SHARED VOTING POWER 16,037,3942
	9	SOLE DISPOSITIVE POWER 26,324,5251
	10	SHARED DISPOSITIVE POWER 16,037,3942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,361,9193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.0%
14	TYPE OF REPORTING PERSON IN

1 Comprised of (i) 12,790,574 shares of Common Stock held by Mr. Rosenblum individually, (ii) 12,166,667 shares of Common Stock issuable to Mr. Rosenblum upon the exercise of a vested stock option, and (iii) 1,367,284 shares of Common Stock issuable upon the exercise of a warrant held by Mr. Rosenblum.

2 Represents the (i) 14,537,394 shares of Common Stock and (ii) 1,500,000 shares of Common Stock issuable upon the exercise of warrants held by the entities listed on the pages above.

3 Comprised of (i) (a) 14,537,394 shares of Common Stock and (b) 1,500,000 shares of Common Stock issuable upon the exercise of warrants held by the entities listed on the pages above, (ii) 12,790,574 shares of Common Stock held by Mr. Rosenblum individually, (iii) 12,166,667 shares of Common Stock issuable to Mr. Rosenblum upon the exercise of a vested stock option, and (iv) 1,367,284 shares of Common Stock issuable upon the exercise of a warrant held by Mr. Rosenblum.

CUSIP NO. 019621101

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Stefansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 21,782,8981
	8	SHARED VOTING POWER 16,037,3942
	9	SOLE DISPOSITIVE POWER 21,782,8981
	10	SHARED DISPOSITIVE POWER 16,037,3942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,820,292 3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.6%
14	TYPE OF REPORTING PERSON IN

1 Comprised of (i) 8,548,331 shares of Common Stock held by Mr. Stefansky individually, (ii) 8,499,999 shares of Common Stock issuable to Mr. Stefansky upon the exercise of a vested stock option, and (iii) 4,734,568 shares of Common Stock issuable upon the exercise of warrants held by Mr. Stefansky.

2 Represents the (i) 14,537,394 shares of Common Stock and (ii) 1,500,000 shares of Common Stock issuable upon the exercise of warrants held by the entities listed on the pages above.

3 Comprised of (i) (a) 14,537,394 shares of Common Stock and (b) 1,500,000 shares of Common Stock issuable upon the exercise of warrants held by the entities listed on the pages above, (ii) 8,548,331 shares of Common Stock held by Mr. Stefansky individually, (iii) 8,499,999 shares of Common Stock issuable to Mr. Stefansky upon the exercise of a vested stock option, and (iv) 4,734,568 shares of Common Stock issuable upon the exercise of warrants held by Mr. Stefansky.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is filed by and on behalf of each reporting person to amend the Schedule 13D related to the Common Stock of the Issuer filed on May 21, 2010, as amended by Amendment No. 1 to Schedule 13D filed on January 11, 2011, as amended by Amendment No. 2 to Schedule 13D filed on March 3, 2011, as amended by Amendment No. 3 to Schedule 13D filed on January 18, 2012, as amended by Amendment No. 4 to Schedule 13D filed on November 21, 2012 (the “Schedule 13D”). This Amendment No. 5 is filed to disclose an increase in the percentage of the Common Stock that may be deemed to be beneficially owned by the reporting persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The table in Item 5(c) is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), (b) and (c) are amended and restated in their entirety as follows:

(a) (b) Harborview Value Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Value Fund Shares”). The Harborview Value Fund Shares are also reported as beneficially owned by Harborview Advisors, as the general partner of Harborview Value Fund, and by Rosenblum and Stefansky, as the managing members of Harborview Advisors. Harborview Management is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Management Shares”).  The Harborview Management Shares are also reported as beneficially owned by Rosenblum and Stefansky, as the managing members of Harborview Management.  By reason of these relationships, each of Harborview Value Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Value Fund Shares, Harborview Management is reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Management Shares, and each of Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Harborview Value Fund Shares and the Harborview Management Shares.  Each of Rosenblum and Stefansky is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto.

All percentages set forth in this statement are based upon 310,131,415 shares of Common Stock outstanding.

(c) Below is a table illustrating the transactions involving the Common Stock by the Reporting Persons since November 8, 2012:

Transaction Date (Month/Day/Year)	Purchaser	Amount of Common Stock (acquired or disposed)	Price Per Share	Form of Acquisition
02/22/2013	Stefansky	1,234,568 acquired	See footnote 1	See footnote 1
02/22/2013	Rosenblum	1,234,568 acquired	See footnote 2	See footnote 2
06/28/2013	Stefansky	1,234,568 acquired	See footnote 3	See footnote 3

Transaction Date (Month/Day/Year)	Purchaser	Amount of Common Stock (acquired or disposed)	Price Per Share	Form of Acquisition
06/28/2013	Rosenblum	8,144,719 acquired	See footnote 4	See footnote 4

1.
Mr. Stefansky purchased, as part of a private placement transaction on February 22, 2013, 617,284 units at a price per unit of $0.081, with each unit consisting of 1 share of Common Stock and an immediately exercisable warrant to purchase 1 share of Common Stock.

2.
Mr. Rosenblum purchased, as part of a private placement transaction on February 22, 2013, 617,284 units at a price per unit of $0.081, with each unit consisting of 1 share of Common Stock and an immediately exercisable warrant to purchase 1 share of Common Stock.

3.
Mr. Stefansky purchased, as part of a private placement transaction on June 28, 2013, 617,284 units at a price per unit of $0.081, with each unit consisting of 1 share of Common Stock and an immediately exercisable warrant to purchase 1 share of Common Stock.

4.
On June 28, 2013, Mr. Rosenblum entered into a separation and release agreement with the Company (the “Rosenblum Separation and Release Agreement”), pursuant to which Mr. Rosenblum’s employment agreement with the Company was terminated as of December 31, 2012 and Mr. Rosenblum released the Company and its employees, directors and affiliates from any claims Mr. Rosenblum may have against them in exchange for the immediate vesting of all of unvested options to purchase 5,500,000 shares of Common Stock that were granted to Mr. Rosenblum under his employment agreement with the Company and the Company entering into a consulting agreement with Mr. Rosenblum.  Pursuant to the consultant agreement between Mr. Rosenblum and the Company, dated June 28, 2013 (the “Rosenblum Consulting Agreement”), in exchange for Mr. Rosenblum providing consulting services to the Company from January 1, 2013 to December 31, 2014, the Company, among other things, issued to Mr. Rosenblum 8,144,719 shares of Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended to add the following:

On February 22, 2013, the Issuer entered into a securities purchase agreement (the “February Securities Purchase Agreement”) with Mr. Stefansky and Mr. Rosenblum, among certain other accredited investors, pursuant to which the Issuer issued to each of Mr. Stefansky and Mr. Rosenblum (i) 617,284 shares of Common Stock and (ii) a five year warrant (the “February Warrant”) to purchase up to 617,284 shares of Common Stock at an exercise price of $0.097 per share, in exchange for consideration by each of Messrs. Stefansky and Rosenblum of $50,000.

The foregoing description of the February Securities Purchase Agreement and the February Warrant are qualified in their entirety by reference to the February Securities Purchase Agreement and the February Warrant, which are filed as Exhibits 99.7 and 99.8, respectively, hereto and incorporated by reference herein.

On June 28, 2013, the Issuer entered into a securities purchase agreement (the “June Securities Purchase Agreement”) with Mr. Stefansky, among certain other accredited investors, pursuant to which the Issuer issued to Mr. Stefansky (i) 617,284 shares of Common Stock and (ii) a five year warrant (the “June Warrant”) to purchase up to 617,284 shares of Common Stock at an exercise price of $0.097 per share, in exchange for consideration by Mr. Stefansky of $50,000.

The foregoing description of the June Securities Purchase Agreement and the June Warrant are qualified in their entirety by reference to the June Securities Purchase Agreement and the June Warrant, which are filed as Exhibits 99.9 and 99.10, respectively, hereto and incorporated by reference herein.

Footnote 4 in Item 5 above is incorporated herein by reference.

The foregoing description of the Rosenblum Separation and Release Agreement and the Rosenblum Consulting Agreement are qualified in their entirety by reference to Rosenblum Separation and Release Agreement and the Rosenblum Consulting Agreement, which are filed as Exhibits 99.11and 99.12, respectively, hereto and incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1
Form of Securities Purchase Agreement, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on February 21, 2012).

99.2	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on February 21, 2012).
99.3
Securities Purchase Agreement, dated as of August 14, 2012, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on August 16, 2012).

99.4	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on August 16, 2012).
99.5
Securities Purchase Agreement, dated as of November 8, 2012, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on November 14, 2012).

99.6	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on November 14, 2012).
99.7
Securities Purchase Agreement, dated as of February 22, 2013, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on February 25, 2013).

99.8	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on February 25, 2013).
99.9
Securities Purchase Agreement, dated as of June 28, 2013, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.3 to Form 8-K of the Issuer, filed on July 7, 2013).

99.10	Form of Warrant (incorporated by reference to Exhibit 10.4 to Form 8-K of the Issuer, filed on July 7, 2013).
99.11	Separation and Release Agreement, dated June 28, 2013, by and between Alliqua, Inc. and Richard Rosenblum (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on July 7, 2013).
99.12	Consulting Agreement, dated June 28, 2013, by and between Alliqua, Inc. and Richard Rosenblum (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on July 7, 2013).
99.13	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Harborview Master Fund, L.P.

	By:	Harborview Advisors, LLC, its general partner

Date: August 28, 2013	By:	/s/ Richard Rosenblum
Richard Rosenblum
Managing Member

Harborview Value Master Fund, L.P.

By:	Harborview Advisors, LLC, its general partner

By:	/s/ Richard Rosenblum
Richard Rosenblum
Managing Member

Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
Richard Rosenblum
Managing Member

Harborview Capital Management, LLC

By:	/s/ Richard Rosenblum
Richard Rosenblum
Managing Member

Richard Rosenblum

By:	/s/ Richard Rosenblum

David Stefansky

By:	/s/ David Stefansky

EXHIBITS

Exhibit	Description of Exhibit
99.1
Form of Securities Purchase Agreement, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on February 21, 2012).

99.2	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on February 21, 2012).
99.3
Securities Purchase Agreement, dated as of August 14, 2012, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on August 16, 2012).

99.4	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on August 16, 2012).
99.5
Securities Purchase Agreement, dated as of November 8, 2012, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on November 14, 2012).

99.6	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on November 14, 2012).
99.7
Securities Purchase Agreement, dated as of February 22, 2013, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on February 25, 2013).

99.8	Form of Warrant (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on February 25, 2013).
99.9
Securities Purchase Agreement, dated as of June 28, 2013, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated by reference to Exhibit 10.3 to Form 8-K of the Issuer, filed on July 7, 2013).

99.10	Form of Warrant (incorporated by reference to Exhibit 10.4 to Form 8-K of the Issuer, filed on July 7, 2013).
99.11	Separation and Release Agreement, dated June 28, 2013, by and between Alliqua, Inc. and Richard Rosenblum (incorporated by reference to Exhibit 10.1 to Form 8-K of the Issuer, filed on July 7, 2013).
99.12	Consulting Agreement, dated June 28, 2013, by and between Alliqua, Inc. and Richard Rosenblum (incorporated by reference to Exhibit 10.2 to Form 8-K of the Issuer, filed on July 7, 2013).
99.13	Joint Filing Agreement.